December 17, 2024

Pierce H. Norton II
Chief Executive Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

        Re: ONEOK, Inc.
            Registration Statement on Form S-4
            Filed December 9, 2024
            File No. 333-283681
Dear Pierce H. Norton II:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Julian Seiguer